UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A
AMENDMENT No. 1

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________________

Commission File Number 001-31566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Provident Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

EXPLANATORY NOTE

This Amendment No. 1 on Form 11-K/A (this “Amendment”) is being filed to amend the Annual Report of the Provident Bank 401(k) Plan on Form 11-K for the year ended December 31, 2018 (the “Form 11-K”) as filed with the Securities and Exchange Commission on June 26, 2019. The sole purpose of this Amendment is to correct Exhibit 23.1 as filed with the Form 11-K.

No other changes are being made to the Plan’s Form 11-K. This Amendment speaks as of the original filing date and does not reflect events occurring after the filing of the Form 11-K. No other changes are being made to any other disclosures contained in the Form 11-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROVIDENT BANK 401(K) PLAN

by: /s/ Andrea Lustig

Andrea Lustig
Plan Administrator
Senior Vice President
Provident Bank

Date: June 27, 2019

EXHIBIT INDEX

Exhibit  Description of the Exhibit

23.1   Consent of Independent Registered Public Accounting Firm

EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Audit Committee of Provident Financial Services, Inc.
The Provident Bank 401(k) Plan
We consent to the incorporation by reference in the Registration Statement (No. 333-103041) on Form S-8 of Provident Financial Services, Inc. of our report dated June 26, 2019 with respect to the statements of net assets available for benefits of the Provident Bank 401(k) Plan as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of the Provident Bank 401(k) Plan.
(Signed) KPMG LLP
New York, NY
June 26, 2019